Mail Stop 6010

December 18, 2006

Gary L. Dreher, President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039

> **Re: AMDL, Inc.**
> **Post-Effective Amendment No. 2**
> **to Registration Statement on Form S-3**
> **Filed December 14, 2006**
> **File No. 333-138740**

Dear Mr. Dreher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Certain Documents by Reference, page 26

1.   We note the additional documents that you have incorporated by reference in response to our prior comment 1. Please also incorporate by reference the current report on Form 8-K that you filed on May 17, 2006.

2.   We note that your current report on Form 8-K filed on May 17, 2006 contains an auditors' report and the related audited consolidated financial statements of Jade Pharmaceutical Inc. Since that document, and the audited consolidated financial statements contained therein, are required to be incorporated by reference into your registration statement, please file as an exhibit to your registration statement

the consent of the auditor of those consolidated financial statements as required by Rule 436 of the Securities Act.

3.	We note that you purport to incorporate by reference a current report on Form 8-K filed on May 2, 2006. We do not see that you have made such a filing on EDGAR on that date. Please revise your reference so that it clearly reconciles to the document that you have publicly filed.

4.	We refer to your disclosure under Item 9.01(a) of your current report on Form 8-K filed on September 29, 2006. That disclosure directs your investors to Exhibit 99.2 for the audited consolidated financial statements of JPI, but there is no Exhibit 99.2 filed along with that current report. With a view towards revised disclosure, please tell us where your reference to Exhibit 99.2 was intended to direct investors.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc:	Richard H. Bruck, Esq. (via fax)